Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

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Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on September 6, 2026.

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VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE VIRTUAL MEETING

If you would like to attend the Extraordinary General Meeting to be held remotely on September 8, 2026 at 10:00 a.m., Singapore Time (September 7, 2026 at 10:00 p.m., Eastern Time), please visit the following link:

[*]

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - Uni-Fuels Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
Proposal One As a special resolution, the Company to adopt the third amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 21, 2026, in substitution for, and to the exclusion of, the Company's existing amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the "Adoption of the 3rd AR M&A"), in order to reflect following: (a) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously; and (b) provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company.	☐	☐	☐
Proposal Two By an ordinary resolution that with respect to the matters duly approved under these resolutions at the Meeting: (a) any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Adoption of the 3rd AR M&A and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; and (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions.	☐	☐	☐
Proposal Three By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve Proposal One and Proposal Two.	☐	☐	☐

Date	**Signature**	**Signature, if held jointly**
____________________	____________________	____________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

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* SPECIMEN * AC:ACCT9999

UNI-FUELS HOLDINGS LIMITED
Extraordinary General Meeting
September 8, 2026, at 10:00 a.m. Singapore Time
(September 7, 2026, at 10:00 p.m. Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Koh Kuan Hua, Chief Executive Officer and Director of the Company, as agents and proxies of the undersigned, with full power of substitution to him, to represent and to vote on behalf of the undersigned all the ordinary shares (including Class A Ordinary Shares and/or Class B Ordinary Shares), par value $0.0001 each, of the Company (the "Ordinary Shares") which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on September 8, 2026, at 10a.m. Singapore time, virtually at [*], and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting and Proxy Statement relating to the Meeting.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE LISTED PROPOSALS, IF SUCH PROPOSAL IS PRESENTED AT THE EXTRAORDINARY GENERAL MEETING, AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Uni-Fuels Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ____________________________________ ☐

(Continued and to be signed on Reverse Side)